IWT TESORO CORPORATION

191 POST ROAD WEST, SUITE 10

WESTPORT, CT  06880

January 22. 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       H. Christopher Owings, Assistant Director

John Fieldsend, Staff Attorney

Re:          IWT Tesoro Corporation

Registration Statement on Form S-1

File No. 333-137717

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto.  The registration statement was originally filed with the U.S. Securities and Exchange Commission on September 29, 2006.   No securities have been sold pursuant to the registration statement and all activities in respect of the offering have been discontinued.

IWT Tesoro is requesting withdrawal of this selling stockholder registration statement, based upon a mutual agreement between the sole selling stockholder and Tesoro to file this RW.

The Registrant further requests that all fees paid to the Commission in connection with the Registration Statement be credited for future use in accordance with Rule 457 of the Securities Act.

Accordingly, the Registrant respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

If you have any questions or comments regarding this application for withdrawal, please contact Gayle Coleman, Esq. legal counsel to the Registrant, at 561.368.0545.  Please provide a copy of the Order consenting to this withdrawal to Gayle Coleman at 1.561.367.1725.  Thank you for your assistance.

IWT Tesoro Corporation

By:	/s/ Henry J. Boucher, Jr.
Henry J. Boucher, Chief Executive Officer and President

By:	/s/ David W. Whitwell
David W. Whitwell, Chief Financial and Accounting Officer